UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Reuters:	EDPP.IN / EDP.N

EDP SIGNS PPAs EARLY TERMINATION AGREEMENTS WITH

CONCESSIONARY OF THE PORTUGUESE TRANSMISSION GRID

Following the information duly conveyed to the financial markets related with the process of early termination of the electricity Power Purchase Agreements (“PPAs”), EDP informs that today, its fully owned subsidiary CPPE – Companhia Portuguesa de Produção de Electricidade, S.A. (“CPPE”) and REN – Rede Eléctrica Nacional, S.A. (“REN”), acting as the concessionary of the Portuguese electricity transmission grid, have signed the PPA’s termination agreements for all CPPE’s power plants operating in the Public Electricity System as foreseen in the Decree-Law 240/2004 of December 27, 2004.

The agreements signed today set the global amount of the compensation to be granted to EDP as a result of the early termination of all of its PPAs, at present value, in Eur. 3.36 billion. This compensation, aimed at ensuring economic benefits equivalent to those delivered by the PPAs to all parties involved in these contracts, was calculated based on a number of economic assumptions and parameters comprised in the above mentioned diploma namely the present value of the existing PPAs, the forecasted revenues of these power plants operating under market conditions and a discount rate that, at present, is of 3.78%.

Completion of the early termination agreements signed between CPPE and REN is subject to the start of an integrated Iberian electricity spot market and the grant of non-binding generation licenses. As such, the value of the compensation to be received by EDP will still be subject to a revision to adjust for the effective termination date of the PPAs as well as to the prevailing sovereign debt interest rate (to determine discount rate) at the time of such termination.

Bloomberg:	EDP PL / EDP US
INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP further informs that the compensation value for the early termination of the PPAs was deemed adequate by two independent entities – Rothschield and Deloitte – based upon the applicable legal framework, market valuation and a set of data and assumptions provided by, among others, EDP.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer